Exhibit 99.1
DCP Midstream GP, LP
(A Delaware Limited Partnership)
Consolidated Balance Sheet
As of December 31, 2008

CONSOLIDATED BALANCE SHEET OF
DCP MIDSTREAM GP, LP
TABLE OF CONTENTS

Page
Independent Auditors’ Report	2
Consolidated Balance Sheet as of December 31, 2008	3
Notes to Consolidated Balance Sheet	4

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
DCP Midstream GP, LLC
Denver, Colorado:
We have audited the accompanying consolidated balance sheet of DCP Midstream GP, LP and subsidiaries (the “Company”) (a wholly owned subsidiary of DCP Midstream, LLC) as of December 31, 2008. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We did not audit the financial statements of Discovery Producer Services, LLC (“Discovery”), an investment of the Company which is accounted for by the use of the equity method. The Company’s equity in Discovery’s net assets of $145,054,000 at December 31, 2008 is included in the accompanying consolidated balance sheet. Discovery’s financial statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for Discovery, is based solely on the report of such other auditors.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.
In our opinion, based on our audit and the report of the other auditors, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Denver, Colorado
March 4, 2009

DCP MIDSTREAM GP, LP
CONSOLIDATED BALANCE SHEET

December 31,
2008
(Millions)
ASSETS
Current assets:
Cash and cash equivalents	$48.0
Accounts receivable:
Trade, net of allowance for doubtful accounts of $0.6 million	43.6
Affiliates	36.8
Inventories	20.9
Unrealized gains on derivative instruments	15.4
Other	0.5

Total current assets	165.2
Restricted investments	60.2
Property, plant and equipment, net	629.3
Goodwill	88.8
Intangible assets, net	47.7
Equity method investments	175.4
Unrealized gains on derivative instruments	8.6
Other long-term assets	4.8

Total assets	$1,180.0

LIABILITIES AND PARTNERS’ DEFICIT
Current liabilities:
Accounts payable:
Trade	$44.8
Affiliates	33.6
Unrealized losses on derivative instruments	17.7
Accrued interest payable	1.3
Other	27.4

Total current liabilities	124.8
Long-term debt	656.5
Unrealized losses on derivative instruments	26.0
Other long-term liabilities	14.3

Total liabilities	821.6

Non-controlling interests	363.7

Commitments and contingent liabilities

Partners’ deficit:
Partners’ equity	178.2
Note receivable from DCP Midstream, LLC	(183.0)
Accumulated other comprehensive loss	(0.5)

Total partners’ deficit	(5.3)

Total liabilities and partners’ deficit	$1,180.0

See accompanying notes to consolidated balance sheet.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2008
1. Description of Business and Basis of Presentation
     DCP Midstream GP, LP, with its consolidated subsidiaries, or us, we or our, is a Delaware limited partnership, whose interests are owned by DCP Midstream, LLC and DCP Midstream GP, LLC. We own approximately a 1% interest in and act as the general partner for DCP Midstream Partners, LP, or DCP Partners or the partnership, a master limited partnership formed in August 2005, which is engaged in the business of gathering, compressing, treating, processing, transporting and selling natural gas, producing, transporting, storing and selling propane and transporting and selling natural gas liquids, or NGLs, and condensate. DCP Partners’ operations and activities are managed by us. We, in turn, are managed by our general partner, DCP Midstream GP, LLC, which we refer to as our General Partner, which is wholly-owned by DCP Midstream, LLC. DCP Midstream, LLC directs DCP Partners’ business operations through their ownership and control of our General Partner. DCP Midstream, LLC and its affiliates’ employees provide administrative support to DCP Partners and operate our assets. DCP Midstream, LLC is owned 50% by Spectra Energy Corp, or Spectra Energy, and 50% by ConocoPhillips.
     The partnership includes: our Northern Louisiana system; our Southern Oklahoma system (acquired in May 2007); our limited liability company interests in DCP East Texas Holdings, LLC, or East Texas, and Discovery Producer Services LLC, or Discovery (acquired in July 2007); our Wyoming system and a 70% interest in our Colorado system (each acquired in August 2007); our Michigan system (acquired in October 2008); our wholesale propane logistics business (acquired in November 2006); and our NGL transportation pipelines.
     The consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The consolidated balance sheet includes the accounts of DCP Midstream GP, LP and DCP Partners. We consolidate DCP Partners as we act as the general partner and as the limited partners do not have substantive kick-out or participating rights. DCP Partners’ investments in greater than 20% owned affiliates, which are not variable interest rights and where DCP Partners does not exercise control, are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated. Transactions between us and other DCP Midstream, LLC operations and other affiliates have been identified in the consolidated balance sheet as transactions between affiliates.
2. Summary of Significant Accounting Policies
     Use of Estimates — Conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet and notes. Although these estimates are based on management’s best available knowledge of current and expected future events, actual results could differ from those estimates.
     Cash and Cash Equivalents — We consider investments in highly liquid financial instruments purchased with an original stated maturity of 90 days or less to be cash equivalents.
     Short-Term and Restricted Investments — We may invest available cash balances in various financial instruments, such as commercial paper, money market instruments and tax-exempt debt securities that have stated maturities of 20 years or more. These instruments provide for a high degree of liquidity through features, which allow for the redemption of the investment at its face amount plus earned income. As we generally intend to sell these instruments within one year or less from the balance sheet date, and as they are available for use in current operations, they are classified as current assets, unless otherwise restricted.
     Restricted investments are used as collateral to secure the term loan portion of our credit facility and to finance gathering and compression asset acquisitions. We have classified all short-term and restricted investments as available-for-sale as we do not intend to hold them to maturity, nor are they bought or sold with the objective of generating profit on short-term differences in prices. These investments are recorded at fair value, with changes in fair value recorded as unrealized gains and losses in accumulated other comprehensive loss, or AOCI. The cost, including accrued interest on investments, approximates fair value, due to the short-term, highly liquid nature of the securities held by us, and as interest rates are re-set on a daily, weekly or monthly basis.
     Inventories — Inventories, which consist primarily of propane, are recorded at the lower of weighted-average cost or market value. Transportation costs are included in inventory.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     Gas and NGL Imbalance Accounting — Quantities of natural gas or NGLs over-delivered or under-delivered related to imbalance agreements with customers, producers or pipelines are recorded monthly as other receivables or other payables using current market prices or the weighted-average prices of natural gas or NGLs at the plant or system. These balances are settled with deliveries of natural gas or NGLs, or with cash. Included in the consolidated balance sheet as accounts receivable—trade and accounts receivable—affiliates were imbalances of $3.8 million at December 31, 2008. Included in the consolidated balance sheet as accounts payable—trade were imbalances of $1.4 million at December 31, 2008.
     Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost. The cost of maintenance and repairs, which are not significant improvements, are expensed when incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.
     Asset retirement obligations associated with tangible long-lived assets are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a risk free interest rate, and increases due to the passage of time based on the time value of money until the obligation is settled. We recognize a liability of a conditional asset retirement obligation as soon as the fair value of the liability can be reasonably estimated. A conditional asset retirement obligation is defined as an unconditional legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.
     Goodwill and Intangible Assets — Goodwill is the cost of an acquisition less the fair value of the net assets of the acquired business. We evaluate goodwill for impairment annually in the third quarter, and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Impairment testing of goodwill consists of a two-step process. The first step involves comparing the fair value of the reporting unit, to which goodwill has been allocated, with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves comparing the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, the excess of the carrying value over the fair value is recognized as an impairment loss.
     Intangible assets consist primarily of customer contracts, including commodity purchase, transportation and processing contracts and related relationships. These intangible assets are amortized on a straight-line basis over the period of expected future benefit.
     Long-Lived Assets — We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. We consider various factors when determining if these assets should be evaluated for impairment, including but not limited to:
•	significant adverse change in legal factors or business climate;

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset;

•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset;

•	significant adverse changes in the extent or manner in which an asset is used, or in its physical condition;

•	a significant adverse change in the market value of an asset; or

•	a current expectation that, more likely than not, an asset will be sold or otherwise disposed of before the end of its estimated useful life.
     If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value. We assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models. Significant changes in market conditions resulting from events such as the condition of an asset or a change in management’s intent to utilize the asset would generally require management to reassess the cash flows related to the long-lived assets.
     Equity Method Investments — We use the equity method to account for investments in greater than 20% owned affiliates that are not variable interest entities and where we do not have the ability to exercise control, and investments in less than 20% owned affiliates where we have the ability to exercise significant influence.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate that the carrying value of such investments may have experienced a decline in value. When evidence of loss in value has occurred, we compare the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. We assess the fair value of our equity method investments using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales and discounted cash flow models. If the estimated fair value is less than the carrying value, the excess of the carrying value over the estimated fair value is recognized as an impairment loss.
     Unamortized Debt Expense — Expenses incurred with the issuance of long-term debt are amortized over the term of the debt using the effective interest method. These expenses are recorded on the consolidated balance sheet as other long-term assets.
     Accounting for Sales of Units by a Subsidiary — We account for sales of units by a subsidiary by recording a gain or loss on the sale of common equity of a subsidiary equal to the amount of proceeds received in excess of the carrying value of the units sold. As a result, we have deferred approximately $5.4 million of gain on sale of common units in DCP Partners, which is included in other long-term liabilities in the consolidated balance sheet. This gain is related to DCP Partners’ sale of common units in June 2007, August 2007 and March 2008. As a result of our adoption of SFAS 160 on January 1, 2009, we will reclassify the deferred gain relating to this transaction from long-term liabilities to partners’ equity in the consolidated balance sheet.
     Accounting for Risk Management Activities and Financial Instruments — Effective July 1, 2007, we elected to discontinue using the hedge method of accounting for our commodity cash flow protection activities. We are using the mark-to-market method of accounting for all commodity derivative instruments beginning in July 2007. As a result, the remaining net loss deferred in AOCI will be reclassified to sales of natural gas, propane, NGLs and condensate, through December 2011, as the underlying transactions impact earnings.
     Each derivative not qualifying for the normal purchases and normal sales exception is recorded on a gross basis in the consolidated balance sheet at its fair value as unrealized gains or unrealized losses on derivative instruments. Derivative assets and liabilities remain classified in our consolidated balance sheet as unrealized gains or unrealized losses on derivative instruments at fair value until the contractual settlement period impacts earnings.
     Prior to July 1, 2007, we designated each energy commodity derivative as either trading or non-trading. Certain non-trading derivatives were further designated as either a hedge of a forecasted transaction or future cash flow (cash flow hedge), a hedge of a recognized asset, liability or firm commitment (fair value hedge), or normal purchases or normal sales, while certain non-trading derivatives, which are related to asset-based activities, are designated as non-trading derivative activity. For the periods presented, we did not have any trading derivative activity, however, we did have cash flow and fair value hedge activity, normal purchases and normal sales activity, and non-trading derivative activity included in the consolidated balance sheet.
     Cash Flow and Fair Value Hedges — For derivatives designated as a cash flow hedge or a fair value hedge, we maintain formal documentation of the hedge. In addition, we formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the hedge contract is highly effective in offsetting changes in cash flows or fair values of hedged items. All components of each derivative gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.
     The fair value of a derivative designated as a cash flow hedge is recorded in the consolidated balance sheet as unrealized gains or unrealized losses on derivative instruments. The effective portion of the change in fair value of a derivative designated as a cash flow hedge is recorded in partners’ equity as AOCI. During the period in which the hedged transaction impacts earnings, amounts in AOCI associated with the hedged transaction are reclassified to earnings in the same accounts as the item being hedged. Hedge accounting is discontinued prospectively when it is determined that the derivative no longer qualifies as an effective hedge, or when it is probable that the hedged transaction will not occur. When hedge accounting is discontinued because the derivative no longer qualifies as an effective hedge, the derivative is subject to the mark-to-market accounting method prospectively. The derivative continues to be carried on the consolidated balance sheet at its fair value; however, subsequent changes in its fair value are recognized in current period earnings. Gains and losses related to discontinued hedges that were previously accumulated in AOCI will remain in AOCI until the hedged transaction impacts earnings, unless it is probable that the hedged transaction will not occur, in which case, the gains and losses that were previously deferred in AOCI will be immediately recognized in current period earnings.
     The fair value of a derivative designated as a fair value hedge is recorded for balance sheet purposes as unrealized gains or unrealized losses on derivative instruments. We recognize the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item in earnings in the current period. All derivatives designated and accounted for as fair value hedges are classified in the same category as the item being hedged in earnings.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     Valuation — When available, quoted market prices or prices obtained through external sources are used to determine a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.
     Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions. Changes in market prices and management estimates directly affect the estimated fair value of these contracts. Accordingly, it is reasonably possible that such estimates may change in the near term.
     Environmental Expenditures — Environmental expenditures are expensed or capitalized as appropriate, depending upon the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not generate current or future revenue are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments and/or clean-ups are probable and the costs can be reasonably estimated. Environmental liabilities as of December 31, 2008, included in the consolidated balance sheet as other current liabilities amounted to $1.3 million and as other long-term liabilities amounted to $0.6 million.
     Equity-Based Compensation — Equity classified stock-based compensation cost is measured at fair value, based on the closing common unit price at grant date, and is recognized as expense over the vesting period. Liability classified stock-based compensation cost is remeasured at each reporting date at fair value, based on the closing common unit price, and is recognized as expense over the requisite service period. Compensation expense for awards with graded vesting provisions is recognized on a straight-line basis over the requisite service period of each separately vesting portion of the award. Awards granted to non-employees for acquiring, or in conjunction with selling, goods and services, are measured at the estimated fair value of the goods or services, or the fair value of the award, whichever is more reliably measured.
     Income Taxes — We are structured as a limited partnership which is a pass-through entity for federal income tax purposes.
3. Recent Accounting Pronouncements
     Statement of Financial Accounting Standards, or SFAS, No. 162 “The Hierarchy of Generally Accepted Accounting Principles,” or SFAS 162 — In May 2008, the Financial Accounting Standards Board, or FASB, issued SFAS 162, which is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with GAAP for nongovernmental entities. SFAS 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” We have assessed the impact of the adoption of SFAS 162, and believe that there will be no impact on our consolidated financial position.
     FASB Staff Position, or FSP, No. SFAS 142-3 “Determination of the Useful Life of Intangible Assets,” or FSP 142-3 — In April 2008, the FASB issued FSP 142-3, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are in the process of assessing the impact of FSP 142-3, but do not expect a material impact on our consolidated financial position as a result of adoption.
     SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133,” or SFAS 161 — In March 2008, the FASB issued SFAS 161, which requires disclosures of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for us on January 1, 2009. We are in the process of assessing the impact of SFAS 161 on our disclosures, and will make the required disclosures in our 2009 consolidated balance sheet.
     SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulletin No. 51,” or SFAS 160 — In December 2007, the FASB issued SFAS 160, which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 was effective for us on January 1, 2009, and did not have a significant impact on our consolidated financial

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
position. As a result of adoption effective January 1, 2009, we will reclassify our non-controlling interests and the deferred gain relating to the sale of common units in DCP Partners from long term liabilities to partners’ equity in the consolidated balance sheet.
     SFAS No. 141(R) “Business Combinations (revised 2007),” or SFAS 141(R) — In December 2007, the FASB issued SFAS 141(R), which requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for us on January 1, 2009. As this standard will be applied prospectively upon adoption, we will account for all transactions with closing dates subsequent to the adoption date in accordance with the provisions of the standard.
     SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115,” or SFAS 159 — In February 2007, the FASB issued SFAS 159, which allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. SFAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The provisions of SFAS 159 became effective for us on January 1, 2008. We have not elected the fair value option relative to any of our financial assets and liabilities which are not otherwise required to be measured at fair value by other accounting standards. Therefore, there is no effect of adoption reflected in our consolidated financial position.
     SFAS No. 157, “Fair Value Measurements,” or SFAS 157 — In September 2006, the FASB issued SFAS 157, which was effective for us on January 1, 2008. SFAS 157:
•	defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

•	establishes a framework for measuring fair value;

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	nullifies the guidance in Emerging Issues Task Force, or EITF, 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Involved in Energy Trading and Risk Management Activities, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique; and

•	significantly expands the disclosure requirements around instruments measured at fair value.
     Upon the adoption of this standard we incorporated the marketplace participant view as prescribed by SFAS 157. Such changes included, but were not limited to, changes in valuation policies to reflect an exit price methodology, the effect of considering our own non-performance risk on the valuation of liabilities, and the effect of any change in our credit rating or standing. As a result of adopting SFAS 157, we recorded a transition adjustment of approximately $5.8 million as an increase to earnings and an insignificant amount as an increase to AOCI during the three months ended March 31, 2008. All changes in our valuation methodology have been incorporated into our fair value calculations subsequent to adoption.
     Pursuant to FASB Staff Position 157-2, the FASB issued a partial deferral, ending on December 31, 2008, of the implementation of SFAS 157 as it relates to all non-financial assets and liabilities where fair value is the required measurement attribute by other accounting standards. While we have adopted SFAS 157 for all financial assets and liabilities effective January 1, 2008, we are in the process of assessing the impact SFAS 157 will have on our non-financial assets and liabilities, but do not expect a material impact on our consolidated financial position upon adoption.
     FSP No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” or FSP 157-3 — In October 2008, the FASB issued FSP 157-3, which provides guidance in situations where a) observable inputs do not exist, b) observable inputs exist but only in an inactive market and c) how market quotes should be considered when assessing the relevance of observable and unobservable inputs to determine fair value. FSP 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. We believe that the financial assets that are reflected in our financial statements are transacted within active markets, and therefore, there is no effect on our financial position as a result of the adoption of this FSP.
     FSP of Financial Interpretation, or FIN, 39-1, “Amendment of FASB Interpretation No. 39,” or FSP FIN 39-1 — In April 2007, the FASB issued FSP FIN 39-1, which permits, but does not require, a reporting entity to offset fair value amounts recognized

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against the fair value amounts recognized for derivative instruments executed with the same counterparty under a master netting arrangement. FSP FIN 39-1 became effective for us beginning on January 1, 2008; however, we have elected to continue our policy of reflecting our derivative asset and liability positions, as well as any cash collateral, on a gross basis in our consolidated balance sheet.
     EITF 08-06 “Equity Method Investment Accounting Considerations,” or EITF 08-06 — In November 2008, the Emerging Issues Task Force issued ETIF 08-06. Although the issuance of FAS 141(R) and FAS 160 were not intended to reconsider the accounting for equity method investments, the application of the equity method is affected by the issuance of these standards.  This issue addresses a) how the initial carrying value of an equity method investment should be determined; b) how an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment should be performed; c) how an equity method investee’s issuance of shares should be accounted for and d) how to account for a change in an investment from the equity method to the cost method.  This issue is effective for our Company effective January 1, 2009, and although we do not expect any changes to the manner in which we apply equity method accounting, this guidance will be considered on a prospective basis to transactions with equity method investees.
4. Acquisitions
     Gathering and Compression Assets
          On October 1, 2008, we acquired Michigan Pipeline & Processing, LLC, or MPP, a privately held company engaged in natural gas gathering and treating services for natural gas produced from the Antrim Shale of northern Michigan and natural gas transportation within Michigan. Under the terms of the acquisition, we paid a purchase price of $145.0 million, plus net working capital and other adjustments of $3.4 million, subject to additional customary purchase price adjustments. We may pay up to an additional $15.0 million to the sellers depending on the earnings of the assets after a three-year period. We financed the acquisition through utilization of our credit facility. In addition, we entered into a separate agreement that provides the seller with available treating capacity on certain Michigan assets. The seller agreed to pay up to $1.5 million annually for up to nine years if they do not meet certain criteria, including providing additional volumes for treatment. These payments would reduce goodwill as a return of purchase price. This agreement may be terminated earlier if certain performance criteria of Michigan assets are satisfied. Certain of these performance criteria were satisfied, and as a result, the amount was reduced to approximately $0.8 million per year as of December 31, 2008. We initially held a $25.0 million letter of credit to secure the seller’s performance under this agreement and to secure the seller’s indemnification obligation under the acquisition agreement; however as a result of the satisfaction of certain performance conditions, this amount was reduced to approximately $22.5 million as of December 31, 2008. The fees under the Omnibus Agreement increased $0.4 million per year effective October 1, 2008, in connection with the acquisition.
     Under the purchase method of accounting, the assets and liabilities of MPP were recorded at their respective fair values as of the date of the acquisition, and we recorded goodwill of approximately $6.7 million. The goodwill amount recognized relates primarily to projected growth from new customers. The values of certain assets and liabilities are preliminary, and are subject to adjustment as additional information is obtained, which when finalized may result in material adjustments. The purchase price allocation is as follows:

(Millions)
Cash	$1.7
Accounts receivable	2.1
Other assets	0.1
Other long term assets	3.8
Property, plant and equipment	116.1
Goodwill	6.7
Intangible assets	20.0
Other liabilities	(0.5)
Non-controlling interest in joint venture	(1.6)

Total purchase price allocation	$148.4

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
5. Agreements and Transactions with Affiliates
DCP Midstream, LLC
  Omnibus Agreement
     We have entered into an omnibus agreement, as amended, or the Omnibus Agreement, with DCP Midstream, LLC. Under the Omnibus Agreement, we are required to reimburse DCP Midstream, LLC for salaries of operating personnel and employee benefits as well as capital expenditures, maintenance and repair costs, taxes and other direct costs incurred by DCP Midstream, LLC on our behalf. We also pay DCP Midstream, LLC an annual fee for centralized corporate functions performed by DCP Midstream, LLC on our behalf, including legal, accounting, cash management, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, taxes and engineering. Under the Omnibus Agreement, DCP Midstream, LLC provided parental guarantees, totaling $43.0 million at December 31, 2008, to certain counterparties to our commodity derivative instruments.
     All of the fees under the Omnibus Agreement are subject to adjustment annually for changes in the Consumer Price Index.
     The Omnibus Agreement also addresses the following matters:
•	DCP Midstream, LLC’s obligation to indemnify us for certain liabilities and our obligation to indemnify DCP Midstream, LLC for certain liabilities;

•	DCP Midstream, LLC’s obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to derivative financial instruments, such as commodity price hedging contracts, to the extent that such credit support arrangements were in effect as of the closing of our initial public offering in December 2005, until the earlier to occur of the fifth anniversary of the closing of our initial public offering or such time as we obtain an investment grade credit rating from either Moody’s Investor Services, Inc. or Standard & Poor’s Ratings Group with respect to any of our unsecured indebtedness; and

•	DCP Midstream, LLC’s obligation to continue to maintain its credit support, including without limitation guarantees and letters of credit, for our obligations related to commercial contracts with respect to its business or operations that were in effect at the closing of our initial public offering until the expiration of such contracts.
     Any or all of the provisions of the Omnibus Agreement, other than the indemnification provisions, will be terminable by DCP Midstream, LLC at its option if the general partner is removed without cause and units held by the general partner and its affiliates are not voted in favor of that removal. The Omnibus Agreement will also terminate in the event of a change of control of us, the general partner (DCP Midstream GP, LP) or the General Partner (DCP Midstream GP, LLC).
  Competition
     None of DCP Midstream, LLC, nor any of its affiliates, including Spectra Energy and ConocoPhillips, is restricted, under either the partnership agreement or the Omnibus Agreement, from competing with us. DCP Midstream, LLC and any of its affiliates, including Spectra Energy and ConocoPhillips, may acquire, construct or dispose of additional midstream energy or other assets in the future without any obligation to offer us the opportunity to purchase or construct those assets.
  Indemnification
     The Black Lake pipeline has experienced increased operating costs due to pipeline integrity testing that commenced in 2005 and was completed during the second quarter of 2008. Testing revealed irregularities, the more severe of which were repaired in October 2008 and the less severe of which are scheduled for repair in 2009. DCP Midstream, LLC has agreed to indemnify us for up to $5.3 million of our pro rata share of any capital contributions associated with repairing the Black Lake pipeline that are determined to be necessary as a result of the pipeline integrity testing. We anticipate repairs of approximately $0.8 million on the pipeline, which will be funded directly from Black Lake. We will not make contributions to Black Lake to cover these expenses.
     In connection with our acquisition of our wholesale propane logistics business, DCP Midstream, LLC agreed to indemnify us until October 31, 2009 for any claims for fines or penalties of any governmental authority for periods prior to the closing, agreed to indemnify us until October 31, 2010 if certain contractual matters result in a claim, and agreed to indemnify us indefinitely for breaches of the agreement. The indemnity obligation for breach of the representations and warranties is not effective until claims exceed in the aggregate $680,000 and is subject to a maximum liability of $6.8 million. This indemnity obligation for all other claims

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
other than a breach of the representations and warranties does not become effective until an individual claim or series of related claims exceed $50,000.
     In connection with our acquisitions of East Texas and Discovery from DCP Midstream, LLC, DCP Midstream, LLC agreed to indemnify us until July 1, 2009 for any claims for fines or penalties of any governmental authority for periods prior to the closing and that are associated with certain East Texas assets that were formerly owned by Gulf South and UP Fuels, and agreed to indemnify us indefinitely for breaches of the agreement and certain existing claims. The indemnity obligation for breach of the representations and warranties is not effective until claims exceed in the aggregate $2.7 million and is subject to a maximum liability of $27.0 million. This indemnity obligation for all other claims other than a breach of the representations and warranties does not become effective until an individual claim or series of related claims exceed $50,000.
     In connection with our acquisition of certain subsidiaries of Momentum Energy Group, Inc., or MEG, DCP Midstream, LLC agreed to indemnify us until August 29, 2008 for any breach of the representations and warranties (except certain corporate related matters that survive indefinitely), and indefinitely for breaches of the agreement.
     We have not pursued indemnification under these agreements.
  Other Agreements and Transactions with DCP Midstream, LLC
     DCP Midstream, LLC owns certain assets and is party to certain contractual relationships around our Pelico system that are periodically used for the benefit of Pelico. DCP Midstream, LLC is able to source natural gas upstream of Pelico and deliver it to the inlet of the Pelico system, and is able to take natural gas from the outlet of the Pelico system and market it downstream of Pelico. Because of DCP Midstream, LLC’s ability to move natural gas around Pelico, there are certain contractual relationships around Pelico that define how natural gas is bought and sold between us and DCP Midstream, LLC. The agreement is described below:
•	DCP Midstream, LLC will supply Pelico’s system requirements that exceed its on-system supply. Accordingly, DCP Midstream, LLC purchases natural gas and transports it to our Pelico system, where we buy the gas from DCP Midstream, LLC at the actual acquisition cost plus transportation service charges incurred.

•	If our Pelico system has volumes in excess of the on-system demand, DCP Midstream, LLC will purchase the excess natural gas from us and transport it to sales points at an index-based price, less a contractually agreed-to marketing fee.

•	In addition, DCP Midstream, LLC may purchase other excess natural gas volumes at certain Pelico outlets for a price that equals the original Pelico purchase price from DCP Midstream, LLC, plus a portion of the index differential between upstream sources to certain downstream indices with a maximum differential and a minimum differential, plus a fixed fuel charge and other related adjustments.
     In addition, we sell NGLs processed at our Minden and Ada plants, and sell condensate removed from the gas gathering systems that deliver to the Minden and Ada plants, and from our Pelico system to a subsidiary of DCP Midstream, LLC equal to that subsidiary’s net weighted-average sales price, adjusted for transportation, processing and other charges from the tailgate of the respective asset. We also sell propane to a subsidiary of DCP Midstream, LLC.
     We also have a contractual arrangement with a subsidiary of DCP Midstream, LLC that provides that DCP Midstream, LLC will pay us to transport NGLs over our Seabreeze pipeline, pursuant to a fee-based rate that will be applied to the volumes transported. DCP Midstream, LLC is the sole shipper on the Seabreeze pipeline under a transportation agreement.
     In December 2006, we completed construction of our Wilbreeze pipeline, which connects a DCP Midstream, LLC gas processing plant to our Seabreeze pipeline. The project is supported by an NGL product dedication agreement with DCP Midstream, LLC.
     We anticipate continuing to purchase commodities from and sell commodities to DCP Midstream, LLC in the ordinary course of business.
     In conjunction with our acquisition of a 40% limited liability company interest in Discovery from DCP Midstream, LLC in July 2007, we entered into a letter agreement with DCP Midstream, LLC whereby DCP Midstream, LLC will make capital contributions to us as reimbursement for certain Discovery capital projects, which were forecasted to be completed prior to our acquisition of a 40% limited liability company interest in Discovery. Pursuant to the letter agreement, DCP Midstream, LLC made capital contributions to us of $3.8 million during 2008, to reimburse us for these capital projects.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     We have a note receivable from DCP Midstream, LLC totaling $183.0 million. This note is due on demand; however, we do not anticipate requiring DCP Midstream, LLC to repay this amount. Accordingly we have reflected this receivable as a component of partners’ deficit. The note receivable bears interest at the greater of 5.00% or the applicable federal rate in effect under section 1274(d) of the Internal Revenue Code of 1986. The interest rate in effect on the note was 5.00% at December 31, 2008. All interest income earned under the note has been distributed to DCP Midstream, LLC.
     In accordance with our partnership agreement, we distribute all available cash to our partners according to their respective ownership interest.
Spectra Energy
     We purchase a portion of our propane from and market propane on behalf of Spectra Energy. We anticipate continuing to purchase propane from and market propane on behalf of Spectra Energy in the ordinary course of business.
     During the second quarter of 2008, we entered into a propane supply agreement with Spectra Energy. This agreement, effective May 1, 2008 and terminating April 30, 2014, provides us propane supply at our marine terminal, which is included in our Wholesale Propane Logistics segment, for up to approximately 120 million gallons of propane annually. This contract replaces the supply provided under a contract with a third party that was terminated for non-performance during the first quarter of 2008.
ConocoPhillips
     We have multiple agreements whereby we provide a variety of services to ConocoPhillips and its affiliates. The agreements include fee-based and percentage-of-proceeds gathering and processing arrangements, gas purchase and gas sales agreements. We anticipate continuing to purchase from and sell these commodities to ConocoPhillips and its affiliates in the ordinary course of business. In addition, we may be reimbursed by ConocoPhillips for certain capital projects where the work is performed by us. We received $1.9 million of capital reimbursements during the year ended December 31, 2008.
     We had accounts receivable and accounts payable with affiliates as follows:

December 31,
2008
(Millions)
DCP Midstream, LLC:
Accounts receivable	$30.3
Accounts payable	$27.9
Spectra Energy:
Accounts receivable	$4.0
Accounts payable	$5.3
ConocoPhillips:
Accounts receivable	$2.5
Accounts payable	$0.4
     The following summarizes the unrealized losses on derivative instruments with affiliates:

December 31,
2008
(Millions)
DCP Midstream, LLC:
Unrealized losses—current	$(1.2)

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
6. Property, Plant and Equipment
     A summary of property, plant and equipment by classification is as follows:

	Depreciable	December 31,
	Life	2008
		(Millions)
Gathering systems	15 — 30 Years	$405.0
Processing plants	25 — 30 Years	163.4
Terminals	25 — 30 Years	28.5
Transportation	25 — 30 Years	174.0
General plant	3 — 5 Years	6.0
Construction work in progress		43.5

Property, plant and equipment		820.4
Accumulated depreciation		(191.1)

Property, plant and equipment, net		$629.3

     The above amounts include accrued capital expenditures of $12.3 million as of December 31, 2008, which are included in other current liabilities in the consolidated balance sheet.
     We lease one of our Michigan transmission pipelines to a third party under a long-term contract. The carrying value of the pipeline is approximately $23.0 million, with accumulated depreciation of $0.2 million. Minimum future non-cancelable rental payments are as follows:

Rental Payments
(Millions)
2009	$3.0
2010	2.9
2011	2.9
2012	2.8
2013	2.3
Thereafter	20.7

Total	$34.6

     Asset Retirement Obligations — Our asset retirement obligations relate primarily to the retirement of various gathering pipelines and processing facilities, obligations related to right-of-way easement agreements, and contractual leases for land use. We adjust our asset retirement obligation each quarter for any liabilities incurred or settled during the period, accretion expense and any revisions made to the estimated cash flows. The asset retirement obligation, included in other long-term liabilities in the consolidated balance sheet, was $7.9 million at December 31, 2008.
     We identified various assets as having an indeterminate life, for which there is no requirement to establish a fair value for future retirement obligations associated with such assets. These assets include certain pipelines, gathering systems and processing facilities. A liability for these asset retirement obligations will be recorded only if and when a future retirement obligation with a determinable life is identified. These assets have an indeterminate life because they are owned and will operate for an indeterminate future period when properly maintained. Additionally, if the portion of an owned plant containing asbestos were to be modified or dismantled, we would be legally required to remove the asbestos. We currently have no plans to take actions that would require the removal of the asbestos in these assets. Accordingly, the fair value of the asset retirement obligation related to this asbestos cannot be estimated and no obligation has been recorded.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
7. Goodwill and Intangible Assets
     The change in the carrying amount of goodwill is as follows:

December 31,
2008
(Millions)
Beginning of period	$80.2
Acquisitions	8.6

End of period	$88.8

     Goodwill increased during 2008 by $6.7 million as a result of the MPP acquisition, and by $1.9 million for the final purchase price allocation for the MEG subsidiaries acquired from DCP Midstream, LLC.
     We perform an annual goodwill impairment test, and update the test during interim periods if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We use a discounted cash flow analysis supported by market valuation multiples to perform the assessment. Key assumptions in the analysis include the use of an appropriate discount rate, estimated future cash flows and an estimated run rate of general and administrative costs. In estimating cash flows, we incorporate current market information, as well as historical and other factors, into our forecasted commodity prices. Our annual goodwill impairment tests indicated that our reporting unit’s fair value exceeded its carrying or book value.
     During the fourth quarter of 2008, as a result of the decline in the general equity market indices and in DCP Midstream Partners, LP’s unit price on the New York Stock exchange, we updated our fair value analysis using current marketplace assumptions and concluded that the carrying value of goodwill is recoverable; therefore, we did not record any impairment charges during the year ended December 31, 2008. However, given the current volatility in the equity market, as well as volatile commodity prices, we will continue to monitor the recoverability of such amounts. Continued volatility and marketplace activity may alter our conclusion in the future, and could result in the recognition of an impairment charge.
     Intangible assets consist of customer contracts, including commodity purchase, transportation and processing contracts, and related relationships. The gross carrying amount and accumulated amortization of these intangible assets are included in the accompanying consolidated balance sheet as intangible assets, net, and are as follows:

December 31,
2008
(Millions)
Gross carrying amount	$52.5
Accumulated amortization	(4.8)

Intangible assets, net	$47.7

     Intangible assets increased in 2008 as a result of the MPP acquisition.
     As of December 31, 2008, the remaining amortization periods range from approximately less than one year to 25 years, with a weighted-average remaining period of approximately 21 years.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
8. Equity Method Investments
     The following table summarizes our equity method investments:

	Percentage of	Carrying
	Ownership as of	Value as of
	December 31,	December 31,
	2008	2008
		(Millions)
Discovery Producer Services LLC	40%	$105.0
DCP East Texas Holdings, LLC	25%	63.9
Black Lake Pipe Line Company	45%	6.3
Other	50%	0.2

Total equity method investments		$175.4

     Discovery operates a 600 MMcf/d cryogenic natural gas processing plant near Larose, Louisiana, a natural gas liquids fractionator plant near Paradis, Louisiana, a natural gas pipeline from offshore deep water in the Gulf of Mexico that transports gas to its processing plant in Larose, Louisiana with a design capacity of 600 MMcf/d and approximately 280 miles of pipe, and several laterals in the Gulf of Mexico. There was a deficit between the carrying amount of the investment and the underlying equity of Discovery of $39.7 million at December 31, 2008, which is associated with, and is being accreted over, the life of the underlying long-lived assets of Discovery.
     East Texas is engaged in the business of gathering, transporting, treating, compressing, processing, and fractionating natural gas and NGLs. Its operations, located near Carthage, Texas, include a natural gas processing complex with a total capacity of 780 MMcf/d and a natural gas liquids fractionator. The facility is connected to an approximately 900-mile gathering system, as well as third party gathering systems. The complex includes and is adjacent to the Carthage Hub, which delivers residue gas to interstate and intrastate pipelines. The Carthage Hub, with an aggregate delivery capacity of 1.5 Bcf/d, acts as a key exchange point for the purchase and sale of residue gas.
     Black Lake owns a 317-mile NGL pipeline, with a throughput capacity of approximately 40 MBbls/d. The pipeline receives NGLs from a number of gas plants in Louisiana and Texas. There was a deficit between the carrying amount of the investment and the underlying equity of Black Lake of $6.0 million at December 31, 2008, which is associated with, and is being accreted over, the life of the underlying long-lived assets of Black Lake.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     The following summarizes balance sheet information of our equity method investments:

December 31,
2008
(Millions)
Balance sheet:
Current assets	$104.3
Long-term assets	646.3
Current liabilities	(84.4)
Long-term liabilities	(22.4)

Net assets	$643.8

9. Fair Value Measurement
Determination of Fair Value
     Below is a general description of our valuation methodologies for derivative financial assets and liabilities, as well as short-term and restricted investments, which are measured at fair value. Fair values are generally based upon quoted market prices, where available. In the event that listed market prices or quotes are not available, we determine fair value based upon a market quote, adjusted by other market-based or independently sourced market data such as historical commodity volatilities, crude oil future yield curves, and/or counterparty specific considerations. These adjustments result in a fair value for each asset or liability under an “exit price” methodology, in line with how we believe a marketplace participant would value that asset or liability. These adjustments may include amounts to reflect counterparty credit quality, the effect of our own creditworthiness, the time value of money and/or the liquidity of the market.
•	Counterparty credit valuation adjustments are necessary when the market price of an instrument is not indicative of the fair value as a result of the credit quality of the counterparty. Generally, market quotes assume that all counterparties have near zero, or low, default rates and have equal credit quality. Therefore, an adjustment may be necessary to reflect the credit quality of a specific counterparty to determine the fair value of the instrument. We record counterparty credit valuation adjustments on all derivatives that are in a net asset position as of the measurement date in accordance with our established counterparty credit policy, which takes into account any collateral margin that a counterparty may have posted with us.

•	Entity valuation adjustments are necessary to reflect the effect of our own credit quality on the fair value of our net liability position with each counterparty. This adjustment takes into account any credit enhancements, such as collateral margin we may have posted with a counterparty, as well as any letters of credit that we have provided. The methodology to determine this adjustment is consistent with how we evaluate counterparty credit risk, taking into account our own credit rating, current credit spreads, as well as any change in such spreads since the last measurement date.

•	Liquidity valuation adjustments are necessary when we are not able to observe a recent market price for financial instruments that trade in less active markets for the fair value to reflect the cost of exiting the position. Exchange traded contracts are valued at market value without making any additional valuation adjustments and, therefore, no liquidity reserve is applied. For contracts other than exchange traded instruments, we mark our positions to the midpoint of the bid/ask spread, and record a liquidity reserve based upon our total net position. We believe that such practice results in the most reliable fair value measurement as viewed by a market participant.
     We manage our derivative instruments on a portfolio basis and the valuation adjustments described above are calculated on this basis. We believe that the portfolio level approach represents the highest and best use for these assets as there are benefits inherent in naturally offsetting positions within the portfolio at any given time, and this approach is consistent with how a market participant would view and value the assets. Although we take a portfolio approach to managing these assets/liabilities, in order to reflect the fair value of any one individual contract within the portfolio, we allocate all valuation adjustments down to the contract level, to the extent deemed necessary, based upon either the notional contract volume, or the contract value, whichever is more applicable.
     The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While we believe that our valuation methods are appropriate and consistent with other marketplace participants, we recognize that the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We review our fair value policies on a regular basis taking into

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
consideration changes in the marketplace and, if necessary, will adjust our policies accordingly. See Note 14 Risk Management Activities Credit Risk and Financial Instruments.
Valuation Hierarchy
     Our fair value measurements are grouped into a three-level valuation hierarchy. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows.
•	Level 1 — inputs are unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2 — inputs include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs are unobservable and considered significant to the fair value measurement.
     A financial instrument’s categorization within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used as well as the general classification of such instruments pursuant to the hierarchy.
Commodity Derivative Assets and Liabilities
     We enter into a variety of derivative financial instruments, which may include over the counter, or OTC, instruments, such as natural gas, crude oil or NGL contracts.
     Within our Natural Gas Services segment we typically use OTC derivative contracts in order to mitigate a portion of our exposure to natural gas, NGL and condensate price changes. These instruments are generally classified as Level 2. Depending upon market conditions and our strategy, we may enter into OTC derivative positions with a significant time horizon to maturity, and market prices for these OTC derivatives may only be readily observable for a portion of the duration of the instrument. In order to calculate the fair value of these instruments, readily observable market information is utilized to the extent that it is available; however, in the event that readily observable market data is not available, we may interpolate or extrapolate based upon observable data. In instances where we utilize an interpolated or extrapolated value, and it is considered significant to the valuation of the contract as a whole, we would classify the instrument within Level 3.
     Within our Wholesale Propane Logistics segment, we may enter into a variety of financial instruments to either secure sales or purchase prices, or capture a variety of market opportunities. Since financial instruments for NGLs tend to be counterparty and location specific, we primarily use the OTC derivative instrument markets, which are not as active and liquid as exchange traded instruments. Market quotes for such contracts may only be available for short dated positions (up to six months), and a market itself may not exist beyond such time horizon. Contracts entered into with a relatively short time horizon for which prices are readily observable in the OTC market are generally classified within Level 2. Contracts with a longer time horizon, for which we internally generate a forward curve to value such instruments, are generally classified within Level 3. The internally generated curve may utilize a variety of assumptions including, but not limited to, historical and future expected correlation of NGL prices to crude oil prices, the knowledge of expected supply sources coming on line, expected weather trends within certain regions of the United States, and the future expected demand for NGLs.
     Each instrument is assigned to a level within the hierarchy at the end of each financial quarter depending upon the extent to which the valuation inputs are observable. Generally, an instrument will move toward a level within the hierarchy that requires a lower degree of judgment as the time to maturity approaches, and as the markets in which the asset trades will likely become more liquid and prices more readily available in the market, thus reducing the need to rely upon our internally developed assumptions. However, the level of a given instrument may change, in either direction, depending upon market conditions and the availability of market observable data.
Interest Rate Derivative Assets and Liabilities
     We have interest rate swap agreements as part of our overall capital strategy. These instruments effectively exchange a portion of our floating rate debt for fixed rate debt, and are held with major financial institutions, which are expected to fully perform under the terms of our agreements. The swaps are generally priced based upon a United States Treasury instrument with similar duration, adjusted by the credit spread between our company and the United States Treasury instrument. Given that a significant portion of the swap value is derived from the credit spread, which may be observed by comparing similar assets in the market, these instruments are classified within Level 2. Default risk on either side of the swap transaction is also considered in the valuation. We record

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
counterparty credit, our entity valuation, as well as liquidity reserves in the valuation of our interest rate swaps; however, these reserves are not considered to be a significant input to the overall valuation.
Short-Term and Restricted Investments
     We are required to post collateral to secure the term loan portion of our credit facility, and may elect to invest a portion of our available cash balances in various financial instruments such as commercial paper, money market instruments and highly rated tax-exempt debt securities that have stated maturities of 20 years or more, which are categorized as available-for-sale securities. The money market instruments are generally priced at acquisition cost, plus accreted interest at the stated rate, which approximates fair value, without any additional adjustments. Given that there is no observable exchange traded market for identical money market securities, we have classified these instruments within Level 2. Investments in commercial paper and highly rated tax-exempt debt securities are priced using a yield curve for similarly rated instruments, and are classified within Level 2. As of December 31, 2008, nearly all of our short-term and restricted investments were held in the form of money market securities. By virtue of our balances in these funds on September 19, 2008, all of these investments are eligible for, and the funds are participating in, the U.S. Treasury Department’s Temporary Guarantee Program for Money Market Funds.
     The following table presents the financial instruments carried at fair value as of December 31, 2008, by consolidated balance sheet caption and by valuation hierarchy, as described above:

		Internal Models	Internal Models
	Quoted Market	With Significant	With Significant
	Prices In	Observable	Unobservable
	Active Markets	Market Inputs	Market Inputs	Total Carrying
	(Level 1)	(Level 2)	(Level 3)	Value
	(Millions)
Current assets:
Commodity derivative instruments (a)	$—	$15.1	$0.3	$15.4

Long-term assets:
Restricted investments	$—	$60.2	$—	$60.2
Commodity derivative instruments (b)	$—	$6.9	$1.7	$8.6
Interest rate instruments (b)	$—	$—	$—	$—

Current liabilities (c):
Commodity derivative instruments	$—	$(1.2)	$—	$(1.2)
Interest rate instruments	$—	$(16.5)	$—	$(16.5)

Long-term liabilities (d):
Commodity derivative instruments	$—	$(3.2)	$—	$(3.2)
Interest rate instruments	$—	$(22.8)	$—	$(22.8)

(a)	Included in current unrealized gains on derivative instruments in our consolidated balance sheet.

(b)	Included in long-term unrealized gains on derivative instruments in our consolidated balance sheet.

(c)	Included in current unrealized losses on derivative instruments in our consolidated balance sheet.

(d)	Included in long-term unrealized losses on derivative instruments in our consolidated balance sheet.
Changes in Level 3 Fair Value Measurements
     The table below illustrates a rollforward of the amounts included in our consolidated balance sheet for derivative financial instruments that we have classified within Level 3. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable factors used in determining the overall fair value of the instrument. Since financial instruments classified as Level 3 typically include a combination of observable components (that is, components that are actively quoted and can be validated to external sources) and unobservable components, the gains and losses in the table below may include changes in fair value due in part to observable market factors, or changes to our assumptions on the unobservable components. Depending upon the information readily observable in the market, and/or the use of unobservable inputs, which are significant to the overall valuation, the classification of any individual financial instrument may differ from one measurement date to the next. In the event that there is a

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
movement to/from the classification of an instrument as Level 3, we have reflected such items in the table below within the “Transfers In/Out of Level 3” caption.
     We manage our overall risk at the portfolio level, and in the execution of our strategy, we may use a combination of financial instruments, which may be classified within any level. Since Level 1 and Level 2 risk management instruments are not included in the rollforward below, the gains or losses in the table do not reflect the effect of our total risk management activities.

		Net Realized
		and Unrealized		Purchases,
	Balance at	Gains (Losses)	Transfers In/	Issuances and	Balance at
	December 31,	Included in	Out of	Settlements,	December 31,
	2007	Earnings	Level 3 (a)	Net	2008
	(Millions)
Commodity derivative instruments:
Current assets	$0.2	$0.8	$—	$(0.7)	$0.3
Long-term assets	$1.5	$1.0	$(0.8)	$—	$1.7
Current liabilities	$(1.6)	$(0.2)	$—	$1.8	$—
Long-term liabilities	$(0.2)	$0.2	$—	$—	$—

(a)	Amounts transferred in are reflected at fair value as of the end of the period and amounts transferred out are reflected at fair value at the beginning of the period.
10. Estimated Fair Value of Financial Instruments
     We have determined the fair value amounts using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
     The fair value of restricted investments, accounts receivable and accounts payable are not materially different from their carrying amounts because of the short term nature of these instruments or the stated rates approximating market rates. Unrealized gains and unrealized losses on derivative instruments are carried at fair value. The carrying value of long-term debt approximates fair value, as the interest rate is variable and reflects current market conditions.
11. Debt
     Long-term debt was as follows:

Principal
Amount at
December 31,
2008
(Millions)
Revolving credit facility, weighed-average interest rate of 2.08%, due June 21, 2012 (a)	$596.5
Term loan facility, interest rate of 1.54%, due June 21, 2012	60.0

Total long-term debt (b)	$656.5

(a)	$575.0 million of debt has been swapped to a fixed rate obligation with effective fixed rates ranging from 2.26% to 5.19%, for a net effective rate of 4.48% on the $596.5 million of outstanding debt under our revolving credit facility as of December 31, 2008.

(b)	The term loan facility is fully secured by restricted investments.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     Credit Agreement
     We have an $824.6 million 5-year credit agreement that matures June 21, 2012, or the Credit Agreement, which consists of:
•	a $764.6 million revolving credit facility; and

•	a $60.0 million term loan facility.
     At December 31, 2008, we had $0.3 million of letters of credit outstanding. Outstanding balances under the term loan facility are fully collateralized by investments in high-grade securities, which are classified as restricted investments in the accompanying consolidated balance sheet as of December 31, 2008. As of December 31, 2008, the available capacity under the revolving credit facility was $171.5 million, which is net of approximately $21.7 million non-participation by Lehman Brothers Commercial Bank, or Lehman Brothers, as discussed below. We have incurred $0.6 million of debt issuance costs associated with the Credit Agreement. These expenses are deferred as other long-term assets in the consolidated balance sheet and will be amortized over the term of the Credit Agreement.
     Under the Credit Agreement, indebtedness under the revolving credit facility bears interest at either: (1) the higher of Wachovia Bank’s prime rate or the Federal Funds rate plus 0.50%; or (2) LIBOR plus an applicable margin, which ranges from 0.23% to 0.575% dependent upon our leverage level or credit rating. The revolving credit facility incurs an annual facility fee of 0.07% to 0.175% depending on our applicable leverage level or debt rating. This fee is paid on drawn and undrawn portions of the revolving credit facility. The term loan facility bears interest at a rate equal to either: (1) LIBOR plus 0.10%; or (2) the higher of Wachovia Bank’s prime rate or the Federal Funds rate plus 0.50%.
     The Credit Agreement requires us to maintain a leverage ratio (the ratio of our consolidated indebtedness to our consolidated EBITDA, in each case as is defined by the Credit Agreement) of not more than 5.0 to 1.0, and on a temporary basis for not more than three consecutive quarters (including the quarter in which such acquisition is consummated) following the consummation of asset acquisitions in the midstream energy business of not more than 5.5 to 1.0. The Credit Agreement also requires us to maintain an interest coverage ratio (the ratio of our consolidated EBITDA to our consolidated interest expense, in each case as is defined by the Credit Agreement) of equal or greater than 2.5 to 1.0 determined as of the last day of each quarter for the four-quarter period ending on the date of determination.
     Lehman Brothers is a lender in our Credit Agreement. Lehman Brothers has not funded its portion of our borrowing requests since its bankruptcy, and it is uncertain whether it will participate in future borrowing requests. Accordingly, the availability of new borrowings under the Credit Agreement has been reduced by approximately $25.4 million as of December 31, 2008. Our borrowing capacity may be further limited by the Credit Agreement’s financial covenant requirements. Except in the case of a default, amounts borrowed under our credit facility will not mature prior to the June 21, 2012 maturity date.
     Other Agreements
     As of December 31, 2008, we had an outstanding letter of credit with a counterparty to our commodity derivative instruments of $10.0 million, which reduces the amount of cash we may be required to post as collateral. This letter of credit was issued directly by a financial institution and does not reduce the available capacity under our credit facility.
12. Non-Controlling Interest
     Non-controlling interest represents (1) the ownership interests of DCP Partners’ public unitholders in net assets of DCP Partners through DCP Partners’ publicly traded common units; (2) affiliate ownership interests in common units and in all of the subordinated units; (3) the non-controlling interest holders’ portion of the net assets of our Collbran Valley Gas Gathering system joint venture, acquired with the MEG acquisition in August 2007; and (4) the non-controlling interest holders’ portion of the net assets of Jackson Pipeline Company, a partnership we acquired with the MPP acquisition in October 2008.
     We own approximately a 1% general partner interest in DCP Partners. For financial reporting purposes, the assets and liabilities of DCP Partners are consolidated with those of our own, with any third party and affiliate investors’ interest in our consolidated balance sheet amounts shown as non-controlling interest. Distributions to and contributions from non-controlling interests represent cash payments and cash contributions, respectively, from such third-party and affiliate investors.
     At December 31, 2008, DCP Partners had outstanding 24,661,754 common units and 3,571,429 subordinated units.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     General — DCP Partners’ partnership agreement requires that, within 45 days after the end of each quarter, DCP Partners distribute all Available Cash (defined below) to unitholders of record on the applicable record date, as determined by us as the general partner.
     In January 2008, DCP Partners’ registration statement on Form S-3 to register the 3,005,780 common limited partner units represented in the June 2007 private placement agreement and the 2,380,952 common limited partner units represented in the August 2007 private placement agreement was declared effective by the SEC.
     In March 2008, DCP Partners issued 4,250,000 common limited partner units at $32.44 per unit, and received proceeds of $132.1 million, net of offering costs.
     Definition of Available Cash — Available Cash, for any quarter, consists of all cash and cash equivalents on hand at the end of that quarter:
•	less the amount of cash reserves established by us as the general partner to:
•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to the unitholders and to us as the general partner for any one or more of the next four quarters;
•	plus, if we, as the general partner so determine, all or a portion of cash and cash equivalents on hand on the date of determination of Available Cash for the quarter.
     General Partner Interest and Incentive Distribution Rights — Prior to June 2007, as the general partner, we were entitled to 2% of all quarterly distributions that we make prior to DCP Partners’ liquidation. We have the right, but not the obligation, to contribute a proportionate amount of capital to maintain our current general partner interest. We did not participate in certain issuances of common units by DCP Partners during 2007 and 2008. Therefore, our 2% interest in these distributions was reduced to approximately 1%.
     The incentive distribution rights held by us as the general partner entitle us to receive an increasing share of Available Cash when pre-defined distribution targets are achieved. Currently, our distribution related to our incentive distribution rights is at the highest level. Our incentive distribution rights were not reduced as a result of these private placement agreements, and will not be reduced if DCP Partners issues additional units in the future and we do not contribute a proportionate amount of capital to DCP Partners to maintain our current general partner interest. Please read the Distributions of Available Cash during the Subordination Period and Distributions of Available Cash after the Subordination Period sections below for more details about the distribution targets and their impact on our incentive distribution rights.
     Subordinated Units — All of the subordinated units are held by DCP Midstream, LLC. DCP Partners’ partnership agreement provides that, during the subordination period, the common units will have the right to receive distributions of Available Cash each quarter in an amount equal to $0.35 per common unit, or the Minimum Quarterly Distribution, plus any arrearages in the payment of the Minimum Quarterly Distribution on the common units from prior quarters, before any distributions of Available Cash may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the Minimum Quarterly Distribution plus any arrearages from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be Available Cash to be distributed on the common units. The subordination period will end, and the subordinated units will convert to common units, on a one for one basis, when certain distribution requirements, as defined in the partnership agreement, have been met. The subordination period has an early termination provision that permits 50% of the subordinated units to convert to common units on the second business day following the first quarter distribution in 2008 and the other 50% of the subordinated units to convert to common units on the second business day following the first quarter distribution in 2009, provided the tests for ending the subordination period contained in the partnership agreement are satisfied. DCP Partners determined that the criteria set forth in the partnership agreement for early termination of the subordination period occurred in February 2008 and, therefore, 50% of the subordinated units, or 3,571,428 units, converted into common units. DCP Partners determined that the criteria set forth in the partnership agreement for early termination of the subordination period occurred in February 2009 and, therefore, the remaining 3,571,429 units, converted into common units. DCP Partners’ board of directors and the conflicts committee of the board certified that all conditions for early conversion were satisfied. The rights of the subordinated unitholders, other than the distribution rights described above, are substantially the same as the rights of the common unitholders.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     Distributions of Available Cash during the Subordination Period — DCP Partners’ partnership agreement, after adjustment for our relative ownership level, currently approximately 1%, requires that DCP Partners make distributions of Available Cash for any quarter during the subordination period in the following manner:
•	first, to the common unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each outstanding common unit an amount equal to the Minimum Quarterly Distribution for that quarter;

•	second, to the common unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each outstanding common unit an amount equal to any arrearages in payment of the Minimum Quarterly Distribution on the common units for any prior quarters during the subordination period;

•	third, to the subordinated unitholders and us as the general partner, in accordance with their pro rata interest, until DCP Partners distributes for each subordinated unit an amount equal to the Minimum Quarterly Distribution for that quarter;

•	fourth, to all unitholders and us as the general partner, in accordance with their pro rata interest, until each unitholder receives a total of $0.4025 per unit for that quarter (the First Target Distribution);

•	fifth, 13% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.4375 per unit for that quarter (the Second Target Distribution);

•	sixth, 23% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.525 per unit for that quarter (the Third Target Distribution); and

•	thereafter, 48% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders (the Fourth Target Distribution).
     Distributions of Available Cash after the Subordination Period — DCP Partners’ partnership agreement, after adjustment for our relative ownership level, requires that DCP Partners make distributions of Available Cash from operating surplus for any quarter after the subordination period in the following manner:
•	first, to all unitholders and us as the general partner, in accordance with their pro rata interest, until each unitholder receives a total of $0.4025 per unit for that quarter;

•	second, 13% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.4375 per unit for that quarter;

•	third, 23% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders pro rata until each unitholder receives a total of $0.525 per unit for that quarter; and

•	thereafter, 48% to us as the general partner, plus our pro rata interest, and the remainder to all unitholders.
     The following table presents DCP Partners’ cash distributions paid in 2008:

	Per Unit	Total Cash
Payment Date	Distribution	Distribution
		(Millions)
November 14, 2008	$0.600	$20.1
August 14, 2008	0.600	20.1
May 15, 2008	0.590	19.6
February 14, 2008	0.570	15.7
13. Partners’ Deficit
     At December 31, 2008, partners’ deficit consisted of our capital account, AOCI and a note receivable from DCP Midstream, LLC.
     As of December 31, 2008, we had a deficit balance of $5.3 million in our partners’ deficit account. This negative balance does not represent an asset to us and does not represent obligations by us to contribute cash or other property. The partners’ deficit account generally consists of our cumulative share of net income less cash distributions made plus capital contributions made. Cash distributions that we receive during a period from DCP Partners may exceed our interest in DCP Partners’ net income for the period. DCP Partners makes quarterly cash distributions of all of its Available Cash, defined above. Future cash distributions that exceed net income and contributions made will result in an increase in the deficit balance in the partners’ deficit account.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
14. Risk Management Activities, Credit Risk and Financial Instruments
     The impact of our derivative activity on our financial position is summarized below:

December 31,
2008
(Millions)
Interest rate cash flow hedges:
Net deferred losses in AOCI	$(0.5)
     For the year ended December 31, 2008, no derivative gains or losses were reclassified from AOCI to current period earnings as a result of the discontinuance of cash flow hedges related to certain forecasted transactions that are not probable of occurring.
     We are exposed to market risks, including changes in commodity prices and interest rates. We may use financial instruments such as forward contracts, swaps and futures to mitigate the effects of the identified risks. In general, we attempt to mitigate risks related to the variability of future cash flows resulting from changes in applicable commodity prices or interest rates so that we can maintain cash flows sufficient to meet debt service, required capital expenditures, distribution objectives and similar requirements. We have established a comprehensive risk management policy, or the Risk Management Policy, and a risk management committee, to monitor and manage market risks associated with commodity prices and interest rates. Our Risk Management Policy prohibits the use of derivative instruments for speculative purposes.
     As of December 31, 2008, we had an outstanding letter of credit with a counterparty to our commodity derivative instruments of $10.0 million. This letter of credit reduces the amount of cash we may be required to post as collateral. As of December 31, 2008, we had no cash collateral posted with counterparties to our commodity derivative instruments.
     Commodity Price Risk — Our operations of gathering, processing, and transporting natural gas, and the accompanying operations of transporting and marketing of NGLs create commodity price risk due to market fluctuations in commodity prices, primarily with respect to the prices of NGLs, natural gas and crude oil. As an owner and operator of natural gas processing and other midstream assets, we have an inherent exposure to market variables and commodity price risk. The amount and type of price risk is dependent on the underlying natural gas contracts to purchase and process natural gas. Risk is also dependent on the types and mechanisms for sales of natural gas and NGLs, and related products produced, processed, transported or stored.
     Our wholesale propane logistics business is generally designed to establish stable margins by entering into supply arrangements that specify prices based on established floating price indices and by entering into sales agreements that provide for floating prices that are tied to our variable supply costs plus a margin. To the extent that we carry propane inventories or our sales and supply arrangements are not aligned, we are exposed to market variables and commodity price risk. The amount and type of price risk is dependent on the mechanisms and locations for purchases, sales, transportation and storage of propane.
     We manage our commodity derivative activities in accordance with our Risk Management Policy, which limits exposure to market risk and requires regular reporting to management of potential financial exposure.
     Interest Rate Risk — Interest rates on credit facility balances and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. Although this could limit our ability to raise funds in the debt capital markets, we expect to remain competitive with respect to acquisitions and capital projects, as our competitors would face similar circumstances.
     Credit Risk — In the Natural Gas Services segment, we sell natural gas to marketing affiliates of natural gas pipelines, marketing affiliates of integrated oil companies, marketing affiliates of DCP Midstream, LLC, national wholesale marketers, industrial end-users and gas-fired power plants. In the Wholesale Propane Logistics segment, we sell primarily to retail propane distributors. In the NGL Logistics segment, our principal customers include an affiliate of DCP Midstream, LLC, producers and marketing companies. Concentration of credit risk may affect our overall credit risk, in that these customers may be similarly affected by changes in economic, regulatory or other factors. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits, and monitor the appropriateness of these limits on an ongoing basis. We operate under DCP Midstream, LLC’s corporate credit policy. DCP Midstream, LLC’s corporate credit policy, as well as the standard terms and conditions of our agreements, prescribe the use of financial responsibility and reasonable grounds for adequate assurances. These provisions allow our credit department to request that a counterparty remedy credit limit violations by posting cash or letters of credit

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
for exposure in excess of an established credit line. The credit line represents an open credit limit, determined in accordance with DCP Midstream, LLC’s credit policy and guidelines. The agreements also provide that the inability of a counterparty to post collateral is sufficient cause to terminate a contract and liquidate all positions. The adequate assurance provisions also allow us to suspend deliveries, cancel agreements or continue deliveries to the buyer after the buyer provides security for payment to us in a satisfactory form.
     Commodity Cash Flow Protection Activities — We used NGL, natural gas and crude oil swaps to mitigate the risk of market fluctuations in the price of NGLs, natural gas and condensate. Prior to July 1, 2007, the effective portion of the change in fair value of a derivative designated as a cash flow hedge was accumulated in AOCI. During the period in which the hedged transaction impacted earnings, amounts in AOCI associated with the hedged transaction were reclassified to earnings in the same accounts as the item being hedged. The impact of our derivative activity on our consolidated financial position as of December 31, 2008 is insignificant.
     Effective July 1, 2007, we elected to discontinue using the hedge method of accounting for our commodity cash flow hedges. Therefore, we are using the mark-to-market method of accounting for all commodity derivative instruments. As a result, an insignificant amount of the remaining net loss deferred in AOCI at December 31, 2008 is expected to be reclassified to earnings, through December 2011, as the underlying transactions impact earnings. Subsequent to July 1, 2007, the changes in fair value of financial derivatives are included in earnings. The agreements are with major financial institutions, which management expects to fully perform under the terms of the agreements.
     As of December 31, 2008, we have mitigated the majority of our expected natural gas, NGL and condensate commodity price risk associated with the equity volumes from our gathering and processing operations through 2013 with natural gas, NGLs and crude oil derivatives.
     Other Asset-Based Activity — To the extent possible, we match the pricing of our supply portfolio to our sales portfolio in order to lock in value and reduce our overall commodity price risk. We manage the commodity price risk of our supply portfolio and sales portfolio with both physical and financial transactions. We occasionally will enter into financial derivatives to lock in price variability across the Pelico system to maximize the value of pipeline capacity. These financial derivatives are accounted for using mark-to-market accounting with changes in fair value recognized in current period earnings.
     Our wholesale propane logistics business is generally designed to establish stable margins by entering into supply arrangements that specify prices based on established floating price indices and by entering into sales agreements that provide for floating prices that are tied to our variable supply costs plus a margin. Occasionally, we may enter into fixed price sales agreements in the event that a retail propane distributor desires to purchase propane from us on a fixed price basis. We manage this risk with both physical and financial transactions, sometimes using non-trading derivative instruments, which generally allow us to swap our fixed price risk to market index prices that are matched to our market index supply costs. In addition, we may on occasion use financial derivatives to manage the value of our propane inventories. These financial derivatives are accounted for using mark-to-market accounting with changes in fair value recognized in current period earnings.
     Commodity Fair Value Hedges — Historically, we used fair value hedges to mitigate risk to changes in the fair value of an asset or a liability (or an identified portion thereof) that is attributable to fixed price risk. We may hedge producer price locks (fixed price gas purchases) to reduce our cash flow exposure to fixed price risk by swapping the fixed price risk for a floating price position (New York Mercantile Exchange or index-based).
     Normal Purchases and Normal Sales — If a contract qualifies and is designated as a normal purchase or normal sale, no recognition of the contract’s fair value in the consolidated balance sheet is required until the associated delivery period impacts earnings. We have applied this accounting election for contracts involving the purchase or sale of commodities in future periods as well as select operating expense contracts.
     Interest Rate Cash Flow Hedges — We mitigate a portion of our interest rate risk with interest rate swaps, which reduce our exposure to market rate fluctuations by converting variable interest rates to fixed interest rates. These interest rate swap agreements convert the interest rate associated with an aggregate of $575.0 million of the indebtedness outstanding under our revolving credit facility to a fixed rate obligation, thereby reducing the exposure to market rate fluctuations. All interest rate swap agreements have been designated as cash flow hedges, and effectiveness is determined by matching the principal balance and terms with that of the specified obligation. The effective portions of changes in fair value are recognized in AOCI in the consolidated balance sheet. As a result, $0.2 million of the remaining net loss deferred in AOCI at December 31, 2008 is expected to be reclassified into earnings during the next 12 months as the hedged transactions impact earnings. However, due to the volatility of the interest rate markets, the corresponding value in AOCI is subject to change prior to its reclassification into earnings. Ineffective portions of

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
changes in fair value are recognized in earnings. $425.0 million of the agreements reprice prospectively approximately every 90 days and the remaining $150.0 million of the agreements reprice prospectively approximately every 30 days. Under the terms of the interest rate swap agreements, we pay fixed rates ranging from 2.26% to 5.19%, and receive interest payments based on the three-month LIBOR. The differences to be paid or received under the interest rate swap agreements are recognized as an adjustment to interest expense. The agreements are with major financial institutions, which are expected to fully perform under the terms of the agreements.
15. Equity-Based Compensation
     On November 28, 2005, the board of directors of the General Partner adopted a long-term incentive plan, or LTIP, for employees, consultants and directors of the General Partner and its affiliates who perform services for us, effective as of December 7, 2005. Under the LTIP, equity-based instruments may be granted to our key employees. The LTIP provides for the grant of limited partner units, or LPUs, phantom units, unit options and substitute awards, and, with respect to unit options and phantom units, the grant of dividend equivalent rights, or DERs. Subject to adjustment for certain events, an aggregate of 850,000 LPUs may be delivered pursuant to awards under the LTIP. Awards that are canceled or forfeited, or are withheld to satisfy the General Partner’s tax withholding obligations, are available for delivery pursuant to other awards. The LTIP is administered by the compensation committee of the General Partner’s board of directors. All awards are subject to cliff vesting, with the exception of the Phantom Units issued to directors in conjunction with our initial public offering, which are subject to graded vesting provisions.
     All awards are accounted for as liability awards.
     Performance Units — We have awarded phantom LPUs, or Performance Units, pursuant to the LTIP to certain employees. Performance Units generally vest in their entirety at the end of a three year performance period. The number of Performance Units that will ultimately vest range from 0% to 200% of the outstanding Performance Units, depending on the achievement of specified performance targets over three year performance periods. The final performance payout is determined by the compensation committee of the board of directors of the General Partner. The DERs will be paid in cash at the end of the performance period. Of the remaining Performance Units outstanding at December 31, 2008, 21,705 units vested in January 2009, 15,101 units are expected to vest on December 31, 2009, and 8,544 units are expected to vest on December 31, 2010.
     At December 31, 2008, there was approximately $0.3 million of unrecognized compensation expense related to the Performance Units that is expected to be recognized over a weighted-average period of 0.7 years. The following table presents information related to the Performance Units:

		Grant Date
		Weighted-	Measurement
		Average Price	Date Price
	Units	per Unit	per Unit
Outstanding at January 1, 2008	46,960	$32.93
Granted	17,085	$33.85
Forfeited	(12,025)	$32.42

Outstanding at December 31, 2008	52,020	$33.35	$9.40

Expected to vest (a)	45,350	$31.70	$9.40

(a)	Based on our December 31, 2008 estimated achievement of specified performance targets, the performance target for units granted in 2008 is 100%, for units granted in 2007 is 102%, and for units granted in 2006 is 140.4%. The estimated forfeiture rate for units granted in 2008 and 2007 is 50%, and for units granted in 2006 is 0%.
     The estimate of Performance Units that are expected to vest is based on highly subjective assumptions that could potentially change over time, including the expected forfeiture rate and achievement of performance targets. Therefore, the amount of unrecognized compensation expense noted above does not necessarily represent the value that will ultimately be realized in earnings.
     Phantom Units — In conjunction with our initial public offering, in January 2006 the General Partner’s board of directors awarded phantom LPUs, or Phantom Units, to key employees, and to directors who are not officers or employees of affiliates of the General Partner. The remaining Phantom Units outstanding at December 31, 2008 vested on January 3, 2009.
     In 2007, we granted 4,500 Phantom Units, pursuant to the LTIP, to directors who are not officers or employees of affiliates of the General Partner as part of their annual director fees for 2007. Of these units, 4,000 units vested during 2007 and 500 units vested in February 2008.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     In 2008, we granted 4,000 Phantom Units, pursuant to the LTIP, to directors who are not officers or employees of affiliates of the General Partner as part of their annual director fees for 2008. All of these units vested during 2008.
     The DERs are paid quarterly in arrears.
     The following table presents information related to the Phantom Units:

		Grant Date
		Weighted-	Measurement
		Average Price	Date Price
	Units	per Unit	per Unit
Outstanding at January 1, 2008	20,199	$24.56
Granted	4,000	$35.88
Forfeited	(4,000)	$24.05
Vested	(6,501)	$32.91

Outstanding at December 31, 2008	13,698	$24.05	$9.40

Expected to vest	13,698	$24.05	$9.40
     The estimate of Phantom Units that are expected to vest is based on highly subjective assumptions that could potentially change over time, including the expected forfeiture rate.
     Restricted Phantom Units — Our General Partner’s board of directors awarded restricted phantom LPUs, or RPUs, to key employees under the LTIP. The RPUs outstanding at December 31, 2008 are expected to vest on December 31, 2011. The DERs are paid quarterly in arrears.
     At December 31, 2008, there was approximately $0.2 million of unrecognized compensation expense related to the RPUs that is expected to be recognized over a weighted-average period of 2.0 years. The following table presents information related to the RPUs:

		Grant Date
		Weighted-
		Average	Measurement
		Price	Date Price
	Units	per Unit	per Unit
Outstanding at January 1, 2008	—	$—	$—
Granted	17,085	$33.85
Forfeited	(2,395)	$35.88
Vested	—	$—

Outstanding at December 31, 2008	14,690	$33.52	$9.40

Expected to vest	8,544	$33.85	$9.40
     The estimate of RPUs that are expected to vest is based on highly subjective assumptions that could potentially change over time, including the expected forfeiture rate, which was estimated at 50% as of December 31, 2008. Therefore, the amount of unrecognized compensation expense noted above does not necessarily represent the value that will ultimately be realized in earnings.
     We intend to settle certain awards issued under the LTIP in cash upon vesting. Compensation expense on these awards is recognized ratably over each vesting period, and will be remeasured each reporting period for all awards outstanding until the units are vested. The fair value of all awards is determined based on the closing price of DCP Partners’ common units at each measurement date.
16. Income Taxes
     We are structured as a master limited partnership, which is a pass-through entity for federal income tax purposes. Accordingly, we had no deferred tax balances as of December 31, 2008.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
     The State of Texas imposes a margin tax that is assessed at 1% of taxable margin apportioned to Texas. During 2008 we acquired properties in Michigan. Michigan imposes a business tax of 0.8% on gross receipts, and 4.95% of Michigan taxable income. The sum of the gross receipts and income tax is subject to a tax surcharge of 21.99%. Michigan provides tax credits that may reduce our final tax liability.
17. Commitments and Contingent Liabilities
     Litigation
     Driver — In August 2007, Driver Pipeline Company, Inc., or Driver, filed a lawsuit against DCP Midstream, LP, an affiliate of the owner of our general partner, in District Court, Jackson County, Texas. The litigation stems from an ongoing commercial dispute involving the construction of our Wilbreeze pipeline, which was completed in December 2006. Driver was the primary contractor for construction of the pipeline and the construction process was managed for us by DCP Midstream, LP. Driver claims damages in the amount of $2.4 million for breach of contract. We believe Driver’s position in this litigation is without merit and we intend to vigorously defend ourselves against this claim. It is not possible to predict whether we will incur any liability or to estimate the damages, if any, we might incur in connection with this matter. Management does not believe the ultimate resolution of this issue will have a material adverse effect on our consolidated results of operations, financial position or cash flows.
     El Paso — On February 27, 2009, a jury in the District Count, Harris County, Texas rendered a verdict in favor of El Paso E&P Company, L.P. and against one of our subsidiaries and DCP Midstream. As previously disclosed, the lawsuit, filed in December 2006, stems from an ongoing commercial dispute involving our Minden processing plant that dates back to August 2000, which includes periods of time prior to our ownership of this asset. Our responsibility for this judgment will be limited to the time period after we acquired the asset from DCP Midstream in December 2005. We intend to appeal this decision and will continue to defend ourselves vigorously against this claim. Nevertheless, as a result of the jury verdict we have reserved a contingent liability of $2.5 million for this matter, which is included in our consolidated balance sheet for the year ended December 31, 2008.
     Other — We are not a party to any other significant legal proceedings, but are a party to various administrative and regulatory proceedings and commercial disputes that have arisen in the ordinary course of our business. Management currently believes that the ultimate resolution of the foregoing matters, taken as a whole, and after consideration of amounts accrued, insurance coverage or other indemnification arrangements, will not have a material adverse effect on our consolidated financial position.
     Insurance — We contract with a third party insurer for our primary general liability insurance covering third party exposures. DCP Midstream, LLC provides our remaining insurance coverage through third party insurers for: (1) statutory workers’ compensation insurance; (2) automobile liability insurance for all owned, non-owned and hired vehicles; (3) excess liability insurance above the established primary limits for general liability and automobile liability insurance; and (4) property insurance, which covers replacement value of all real and personal property and includes business interruption/ extra expense and (5) directors and officers insurance covering our directors and officers for acts related to our business activities. All coverage is subject to certain limits and deductibles, the terms and conditions of which are common for companies with similar types of operations.
     Environmental — The operation of pipelines, plants and other facilities for gathering, transporting, processing, treating, or storing natural gas, NGLs and other products is subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of these facilities, we must comply with United States laws and regulations at the federal, state and local levels that relate to air and water quality, hazardous and solid waste management and disposal, and other environmental matters. The cost of planning, designing, constructing and operating pipelines, plants, and other facilities must incorporate compliance with environmental laws and regulations and safety standards. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and potentially criminal enforcement measures, including citizen suits, which can include the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of injunctions or restrictions on operation. Management believes that, based on currently known information, compliance with these laws and regulations will not have a material adverse effect on our consolidated results of operations, financial position or cash flows.
     Indemnification — DCP Midstream, LLC has indemnified us for certain potential environmental claims, losses and expenses associated with the operation of the assets of certain of our predecessors. See the “Indemnification” section of Note 5 for additional details.
     Other Commitments and Contingencies — We utilize assets under operating leases in several areas of operation.
     Minimum rental payments under our various operating leases in the year indicated are as follows at December 31, 2008:

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008

(Millions)
2009	$12.4
2010	9.0
2011	7.9
2012	7.0
2013	5.8
Thereafter	2.6

Total minimum rental payments	$44.7

18. Business Segments
     Our operations are located in the United States and are organized into three reporting segments: (1) Natural Gas Services; (2) Wholesale Propane Logistics; and (3) NGL Logistics.
     Natural Gas Services — The Natural Gas Services segment consists of (1) the Northern Louisiana system; (2) the Southern Oklahoma system that was acquired in May 2007; (3) our 25% limited liability company interest in East Texas, our 40% limited liability company interest in Discovery, and the losses associated with the Swap acquired in July 2007; and (4) our Colorado and Wyoming systems, acquired in August 2007; and (5) our Michigan system, acquired in October 2008.
     Wholesale Propane Logistics — The Wholesale Propane Logistics segment consists of six owned rail terminals, one of which idled in 2007 to consolidate our operations, one leased marine terminal, one pipeline terminal and access to several open access pipeline terminals.
     NGL Logistics — The NGL Logistics segment consists of the Seabreeze and Wilbreeze NGL transportation pipelines, and a non-operated 45% equity interest in the Black Lake interstate NGL pipeline. DCP Midstream, LLC owns a 5% interest in Black Lake and an affiliate of BP PLC owns the remaining interest and is the operator of Black Lake. The Wilbreeze transportation pipeline began operations in December 2006.
     These segments are monitored separately by management for performance against our internal forecast and are consistent with internal financial reporting. These segments have been identified based on the differing products and services, regulatory environment and the expertise required for these operations.
     The following table sets forth our segment information:

December 31,
2008
(Millions)
Segment long-term assets:
Natural Gas Services (a)	$856.4
Wholesale Propane Logistics	54.3
NGL Logistics	33.8
Other (b)	70.3

Total long-term assets	1,014.8
Current assets	165.2

Total assets	$1,180.0

(a)	Long-term assets for our Natural Gas Services segment increased in 2008 as a result of our Michigan acquisition in October 2008.

(b)	Other long-term assets not allocable to segments consist of restricted investments, unrealized gains on derivative instruments, and other long-term assets.

DCP MIDSTREAM GP, LP
NOTES TO CONSOLIDATED BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2008
19. Subsequent Events
     On February 27, 2009, a jury in the District Count, Harris County, Texas rendered a verdict in favor of El Paso E&P Company, L.P. and against one of DCP Partners’ subsidiaries and DCP Midstream. As previously disclosed, the lawsuit, filed in December 2006, stems from an ongoing commercial dispute involving our Minden processing plant that dates back to August 2000, which includes periods of time prior to our ownership of this asset. Our responsibility for this judgment will be limited to the time period after DCP Partners acquired the asset from DCP Midstream in December 2005. DCP Partners intend to appeal this decision and will continue to defend vigorously against this claim. Nevertheless, as a result of the jury verdict we have reserved a contingent liability of $2.5 million for this matter, which is included in our consolidated balance sheet for the year ended December 31, 2008.
     On February 25, 2009, DCP Partners entered into a Contribution Agreement with DCP Midstream, LLC, whereby DCP Midstream, LLC will contribute an additional 25.1% interest in East Texas to DCP Partners in exchange for 3.5 million Class D units, providing DCP Partners with a 50.1% interest in East Texas following the expected closing of the transaction in April 2009. This closing date is subject to extension for up to 45 days to allow for repairs or replacement to DCP Partners reasonable satisfaction any assets destroyed or damaged by certain casualty losses and time to enable the plant to process all available inlet volumes as defined in the Contribution Agreement. The Class D units will automatically convert into common units in August 2009 and will not be eligible to receive a distribution until the second quarter distribution payable in August 2009. DCP Midstream, LLC has agreed to provide a fixed-price NGL derivative by NGL component for the period of April 2009 to March 2010 for the acquired interest. Subsequent to this transaction, we will consolidate East Texas in our consolidated balance sheet.
     On February 11, 2009, DCP Partners announced, along with DCP Midstream, LLC, that our East Texas natural gas processing complex and residue natural gas delivery system known as the Carthage Hub, have been temporarily shut in following a fire that was caused by a third party underground pipeline outside of our property line that ruptured. No employees or contractors were injured in the incident. There was no significant damage to the natural gas processing complex. As of February 25, 2009, the complex began processing through one of the five plants, and it is expected that full processing capacities will be restored for the entire complex over the next 30 days. Residue gas will be redelivered into limited available pipeline interconnects while the Carthage Hub undergoes inspection and repairs.
     On February 17, 2009, the remaining 3,571,429 DCP Partners subordinated units were converted to common units following the completion of the subordination period and satisfactory completion of all subordination period tests contained in the DCP Partners’ partnership agreement.
     In February 2009, DCP Partners entered into interest rate swap agreements to convert $275.0 million of the indebtedness on our revolving credit facility to a fixed rate obligation, thereby reducing the exposure to interest rate fluctuations. These interest rate swaps commence in December 2010 and expire in June 2012
     On January 27, 2009, the board of directors of the General Partner declared a quarterly distribution of $0.60 per unit, payable on February 13, 2009 to unitholders of record on February 6, 2009.